Exhibit 99.1

IMRIS obtains CE mark for first ceiling-mounted intraoperative CT solution

VISIUS iCT expands state-of-the-art surgical theater imaging into European market

WINNIPEG, MB and MINNEAPOLIS, MN, Aug. 5, 2013 /CNW/ - IMRIS Inc. (NASDAQ: IMRS) (TSX: IM) ("IMRIS" or the "Company") today announced that it has obtained regulatory CE mark for VISIUS® iCT, the first and only ceiling-mounted intraoperative computed tomography, allowing for sales and marketing in the European Union.

"This is another step in our overall global launch after recently receiving clearance from the FDA," said Jay D. Miller, IMRIS CEO and President. "European Union spine surgeons now have the opportunity to use this unique solution in confirming implant placements, fusion and other complex procedures. As procedures become more minimally invasive, the need for better visualization with advanced imaging increases. Both U.S. and European spine surgeons will be especially interested in the outstanding dose management capabilities and state-of-the-art image quality available with VISIUS iCT."

IMRIS received U.S. Food and Drug Administration (FDA) 510(k) clearance for VISIUS iCT on July 18. The company now has systems sold to three major eastern US neurosciences centers with installations in progress at two of these centers.

VISIUS iCT provides personalized dose management together with diagnostic quality imaging during surgical procedures to assist surgeons in critical decision making and procedure guidance. The 64-slice scanner effortlessly moves into and out of the operating room in about 30 seconds during surgery using ceiling-mounted rails to ease workflow. The scanner can travel into two adjacent operating rooms to allow the hospital to use it for more patients.

Patient transport and need for floor-mounted rails used by other systems are eliminated which opens up valuable OR space and allows unimpeded movement of surgical equipment and maintaining familiar surgical protocols, workflow and infection control procedures. Portable CT systems deliver lesser image quality. The VISIUS iCT also offers the longest scanner travel range on the market today.

Minimizing radiation dose is critical. VISIUS iCT features a suite of software applications such as 3D volume rendering to aid in surgical planning and dose reduction algorithms which consider a patient's unique characteristics and imaging target to maximize image quality and minimize dose. The system software allows dosage visualization prior to the scan and adjustments based on specific clinical need with detailed dosage reports produced after each scan.

About IMRIS

IMRIS (NASDAQ: IMRS; TSX: IM) is a global leader in providing image guided therapy solutions through its VISIUS Surgical Theatre - a revolutionary, multifunctional surgical environment that provides unmatched intraoperative vision to clinicians to assist in decision making and enhance precision in treatment. The multi-room suites incorporate diagnostic quality high-field MR, CT and angio modalities accessed effortlessly in the operating room setting. VISIUS Surgical Theatres serve the neurosurgical, cardiovascular and cerebrovascular markets and have been selected by 54 leading medical institutions around the world.

Video with caption: "Video: IMRIS VISIUS iCT with state-of-the-art image quality and effortless access in the OR is now available in the EU.". Video available at: http://www.youtube.com/watch?v=dCv9HxTWREQ&feature=share&list=UU8stZ1flcOovusFCZvp5y2A

Image with caption: "IMRIS VISIUS iCT with state-of-the-art image quality and effortless access in the OR is now available in the EU. (CNW Group/IMRIS Inc.)". Image available at: http://photos.newswire.ca/images/download/20130805_C4099_PHOTO_EN_29515.jpg

SOURCE: IMRIS Inc.

%CIK: 0001489161

For further information:

Kelly McNeill, IMRIS Inc.
Tel: 763-203-6304
Email: kmcneill@imris.com

CO: IMRIS Inc.

CNW 17:30e 05-AUG-13